Exhibit 99.1

Instinct Bio Technical Company Inc. (OC-420235)

("BIOT")

Together with its subsidiaries comprising the BIOT Group:

Subsidiary	Registration No.
Instinct Brothers Co. Ltd.	3011401015509
Artisan Production Co. Ltd.	1080401024564
Hiroki Global Co. Ltd.	1011402006954
Instinct RAS Co. Ltd.	8011001140132

(Hereinafter collectively referred to as the "Group" or "BIOT Group")

FINANCIAL PERIOD

MAY 31,2026

(December 1, 2025 to May 31, 2026)

BIOT GROUP

TABLE OF CONTENTS

Consolidated Financial Statements:

Unaudited Consolidated Statement of Financial Position at 31 May 2026 and Audited Consolidated Statement of Financial Position at 30 November 2025	1

Unaudited Consolidated Statement of Profit or Loss And Other Comprehensive Income For The Period From 1 December 2025 to 31 May 2026 And Period From 1 December 2024 to 31 May 2025	2

Unaudited Consolidated Statement of Changes in Equity For The Period From 1 December 2025 To 31 May 2026 And Period From 1 December 2024 To 31 May 2025	3

Unaudited Consolidated Statement of Cash Flows For The Period From 1 December 2025 To 31 May 2026 And Period From 1 December 2024 to 31 May 2025	4-5

Notes to Unaudited Consolidated Financial Statements	6-34

BIOT GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at	As at
		31 May	30 Nov
		2026	2025
		Unaudited	Audited
	Note	USD	USD
ASSETS
Non-current assets
Property, plant and equipment	4	775,634	809,211
Intangible asset	5	11,408	19,025
Right-of-use assets	6	104,128	154,572
Other receivables	9	104,232	111,573
		995,402	1,094,381

Current assets
Inventories	7	474,697	394,689
Trade receivables	8	281,331	274,403
Other receivables	9	2,285,103	1,091,788
Tax recoverable		18,316	14,964
Cash and bank balances		25,565	124,764
		3,085,012	1,900,608

Total assets		4,080,414	2,994,989

EQUITY
Invested share capital *	10	220	220
Retained earnings		2,968,231	2,877,980
Merger reserve	11	82,600	82,600
Foreign currency translation reserve		(964,864)	(918,205)
Total equity		2,086,187	2,042,595

LIABILITIES
Non-current liability
Lease liabilities	12	77,523	125,403

Current liabilities
Trade payables		73,438	25,129
Other payables	13	1,748,112	687,637
Lease liabilities	12	94,930	112,468
Taxation		224	1,757
		1,916,704	826,991
Total liabilities		1,994,227	952,394

Total equity and liabilities		4,080,414	2,994,989

* Number of ordinary shares on consolidated basis

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BIOT GROUP

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

		Six Months Period
		1 December 2025	1 December 2024
		to	to
		31 May	31 May
		2026	2025
		Unaudited	Unaudited
	Note	USD	USD
Revenue	14	1,142,598	1,091,050
Cost of sales		(313,608)	(221,729)
Gross profit		828,990	869,321
Other income		6,291	6,472
Net impairment losses on financial assets		-	(13,484)
Administrative expenses		(741,691)	(1,060,969)
Finance costs		(3,314)	(8,117)
Profit/(Loss) before taxation		90,276	(206,777)
Taxation		(25)	(40)
Profit/(Loss) after tax		90,251	(206,817)

Other comprehensive income that may be reclassified subsequently to profit or loss:
Exchange translation differences		(46,659)	88,213
Total comprehensive income/(loss) for the financial period		43,592	(118,604)

Earnings/(Loss) per share
- Basic		0.00 *	(0.01)

* Nominal amount rounded to USD0

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BIOT GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the six months ended May 31, 2026
	Invested share capital	Retained earnings	Merger Reserve	Currency translation differences	Total
	USD	USD	USD	USD	USD
The Group
As at December, 1 2025	220	2,877,980	82,600	(918,205)	2,042,595
Profit for the financial period	-	90,251	-	-	90,251
Other comprehensive loss	-	-	-	(46,659)	(46,659)
Total comprehensive profit/(loss) for the financial period	-	90,251	-	(46,659)	43,592

As at 31 May 2026	220	2,968,231	82,600	(964,864)	2,086,187

	For the six months ended May 31, 2025
	Invested share capital	Retained earnings	Merger Reserve	Currency translation differences	Total
	USD	USD	USD	USD	USD
The Group
As at December, 1 2024	83,600	3,106,629	-	(853,096)	2,337,133
Loss for the financial period	-	(206,817)	-		(206,817)
Other comprehensive income	-	-	-	88,213	88,213
Total comprehensive (loss)/ profit for the financial period	-	(206,817)	-	88,213	(118,604)

As at 31 May 2025	83,600	2,899,812	-	(764,883)	2,218,529

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

BIOT GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

		Six Months Period
		1 December 2025	1 December 2024
		to	to
		31 May	31 May
		2026	2025
		Unaudited	Unaudited
	Note	USD	USD
Cash flows used in operating activities
Profit/(Loss) before taxation		90,276	(206,777)
Adjustments for:
Depreciation and amortisation of:
- property, plant and equipment		35,216	38,512
- intangible assets		6,822	10,524
- right-of-use assets		48,786	70,007
Interest income		(146)	(261)
Loss on disposal of property, plant and equipment		-	1,516
Interest expense		3,314	8,117
Net impairment loss on
- trade and other receivables		-	13,484
Gain on unrealised foreign currency exchange		(28,849)	-
Operating profit/(loss) before changes in working capital		155,419	(64,878)
Changes in working capital:
Inventories		(80,008)	(160,239)
Trade receivables		(6,926)	187,921
Other receivables		(1,167,221)	(552,234)
Trade payables		48,309	(35,363)
Other payables		1,060,476	271,034
Cash generated from/(used in) operations		10,049	(353,759)
Interest received		146	261
Interest paid		-	(7,040)
Tax paid		(22,518)	(13,879)
Tax refunded		-	3,013
Net cash used in operating activities		(12,323)	(371,404)

BIOT GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont’d)

		Six Months Ended
		1 December 2025	1 December 2024
		to	to
		31 May	31 May
		2026	2025
		Unaudited	Unaudited
	Note	USD	USD
Cash flows used in investing activities
Additions of:
- property, plant and equipment		(11,813)	(36,006)
- intangible assets		-	-
Proceeds from disposal of property, plant and equipment		-	15,156
Net cash used in investing activities		(11,813)	(20,850)

Cash flows used in financing activities
Repayment of lease liabilities	i	(70,790)	(70,599)
Interest paid in relation to lease liabilities	i	(3,314)	(1,078)
Net cash used in financing activities		(74,104)	(71,677)

Net decrease in cash and cash equivalents		(98,240)	(463,931)
Effect of exchange rate fluctuations on cash and cash equivalent		(959)	46,361
Cash and cash equivalents at the beginning of the financial period		124,764	512,446
Cash and cash equivalents at the end of the financial period		25,565	94,876

Notes to the consolidated statements of cash flows
i. Cash outflows for leases as a lessee

Included in net cash from financing activities
Payment of lease liabilities		70,790	70,599
Interest paid in relation to lease liabilities		3,314	1,078
		74,104	71,677

* During the current and previous financial period, the Group acquired property, plant and equipment through the following arrangements:

Financed by:
Cash payments		11,813	36,006

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

INSTINCT BIO TECHNICAL COMPANY INC. (OC-420235)

(Incorporated in the Cayman Islands on 28 March 2025)

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Financial Period: December 1, 2025 to May 31, 2026

Note 1. Corporate Information

Instinct Bio Technical Company Inc. (“BIOT” or “Company”) was incorporated in Cayman Islands on 28 March 2025 as an exempted company with limited liability under the Cayman Islands Companies Act (as revised). The Company's registered office situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

The principal activity of the Company is investment holding. The Company does not carry on any business operations directly. All operating activities are conducted through its subsidiaries.

Group structure

Nagano Tomoki (the "Founder") was the controlling shareholder of the Company, Instinct Brothers Co. Ltd. and Hiroki Global Co. Ltd.. Pursuant to the reorganisation, the Founder became the ultimate beneficial owner of the Group through his shareholding in BIOT, the holding company.

The details of the entities comprising the Group as follows:

Entities	Jurisdiction	Date of incorp.	Effective interest	Principal place of business
Instinct Bio Technical Company Inc. (“BIOT”)	Cayman Islands	March 28, 2025	N/A	Investment holding

Instinct Brothers Co. Ltd. (3011401015509) (“ISB”)	Japan	February 21, 2011	100%	West Side Gotanda Building, Level 3, 6-2-7, Nishi Gotanda, Shinagawa City, Tokyo, Japan

Hiroki Global Co. Ltd. (1011402006954) (“Hiroki”)	Japan	March 19, 1999	100%	West Side Gotanda Building, Level 3, 6-2-7, Nishi Gotanda, Shinagawa City, Tokyo, Japan

Entities	Jurisdiction	Date of incorp.	Effective interest	Principal place of business
Instinct Ras Co. Ltd. (8011001140132) (“Ras”)	Japan	April 4, 2021	100%	West Side Gotanda Building, Level 3, 6-2-7, Nishi Gotanda, Shinagawa City, Tokyo, Japan

Artisan Production Co. Ltd. (1080401024564) (“AP”)	Japan	September 18, 2020	100%	9899, Obuchi, Kakegawa City, Shizuoka Prefecture, Japan

ISB, Hiroki, AP, and Ras are collectively referred to as the "Subsidiaries". The Company and its Subsidiaries are collectively referred to as the "Group".

Reorganization

The Group was assembled through a series of reorganization transactions (collectively, the "Reorganization") all occurring within the financial year ended November 30, 2025. The key steps of the Reorganization, were as follows:

Date	Event	Description
28 Mar 2025	BIOT incorporated	The Company was incorporated in the Cayman Islands with one ordinary share of USD0.00001. The Company's shares were registered in the name of Ogier Global Subscriber (Cayman) Limited as bare nominee for the Founder. Beneficial ownership of the Company rested with the Founder from the date of incorporation.
12 Apr 2025	Transfer of BIOT share and allotment of new 99,999,999 shares	Nominee transferred one ordinary BIOT share to the founder. 99,999,999 ordinary shares of the Company were allotted and issued to the Founder at USD 0.00001 per share (aggregate consideration: USD 1,000).
1 May 2025	ISB acquired Hiroki	ISB acquired 118 Hiroki shares, representing 100% equity interest in Hiroki from the Founder pursuant to a share sale agreement dated 1 May 2025, discharged in full by the issuance of 1 new ISB ordinary shares to the Founder. Subsequently ISB repurchased and cancelled 1 ordinary ISB share.

Date	Event	Description
15 Jun 2025	BIOT acquired ISB	The Company acquired 500 ISB shares, representing 100% equity interest in ISB from the Founder pursuant to a share sale agreement dated 15 June 2025. The purchase consideration was fully discharged by the prior allotment of 100,000,000 ordinary shares of the Company to the Founder, constituting full and final settlement with no further consideration payable.
21 Oct 2025	Share repurchase	The Company repurchased 77,950,000 ordinary shares from the founder at USD 0.00001 per share (aggregate consideration: USD 780).

The Reorganisation constitutes a combination of entities under common control, as all combining entities were controlled by the same individual (the Founder) both before and after each transaction. The Group has applied the predecessor cost method to the combination of entities. The consolidated financial statements are presented with the Subsidiaries' results included for the entire periods presented as if the Group had always been in its current structure.

Note 2: Basis of Presentation

Statement of Compliance

These unaudited condensed consolidated interim financial statements present the financial position of the Group as at May 31, 2026 and the results of its operations and cash flows for the six-month period from December 1, 2025 to May 31, 2026. The financial statements are unaudited, are presented in United States Dollars (“USD”), and have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The Group's annual consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB. These condensed consolidated interim financial statements do not include all the information and disclosures required in annual financial statements and should be read in conjunction with the Group's audited consolidated financial statements for the financial year ended November 30, 2025 which are included as Exhibit 18.3 to the shell company report on Form 20-F filed by Instinct Bio Technical Company Holdings Inc. (formerly known as Relativity Holdings Inc.) with the U.S. Securities and Exchange Commission on July 29, 2026.

The financial statements have been prepared under the historical cost convention, unless otherwise indicated in the significant policies below.

Adoption of new and amended statements

The Group has adopted all the new, revised IAS, IFRS and interpretations and amendments to IAS, IFRS issued by the IASB that are mandatory for the financial year beginning on December 1, 2025, including Amendments to IAS 21, “Lack of Exchangeability”. The adoption of these pronouncements did not have a material effect on the financial statements of the Group.

Note 2: Basis of Presentation (Cont’d)

Standards issued but not yet effective

The following are accounting standards, amendments and interpretations of the IFRS framework that have been issued by the International Accounting Standards Board (“IASB”) but have not been adopted by the Group:

Annual periods beginning on/after 1 January 2026

Amendments to IFRS 7 and 9, “Classification and Measurement of Financial Instruments”

Amendments to IFRS 7 and 9, “Contracts Referencing Nature-dependent Electricity”

Annual Improvements to IFRS Accounting Standards—Volume 11

Annual periods beginning on/after 1 January 2027

IFRS 18, “Presentation in Financial Statements” (Original Issue)

IFRS 19, “Subsidiaries without Public Accountability: Disclosures”

Amendments to IFRS 19, “Subsidiaries without Public Accountability: Disclosures”

Amendments to IAS 21, “Translation to a Hyperinflationary Presentation Currency”

Amendments to IAS 128, “Amendments to Fair Value Option for Investments in Associates and Joint Ventures”

Annual periods beginning on/after 1 January 2029

IFRS 20, “Regulatory Assets and Regulatory Liabilities”

Effective date yet to be determined

Amendments to IFRS 10, “Consolidated Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures” (Sale or Contribution of Assets between an Investor and its Associate or Joint Venture).

The Group intends to adopt the above new and amendments to IAS, IFRSs when they become effective.

The initial application of the above standards and amendments is not expected to have a material effect on the financial statements of the Group, except for IFRS 18, the effect of which on the presentation of the statement of profit or loss and related disclosures is currently being assessed.

Basis of consolidation

Subsidiaries are entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Potential voting rights are considered in assessing control only when such rights are substantive. The Group also considers that it has de facto control over an investee when, despite not holding the majority of voting rights, it has the current practical ability to direct the activities of the investee that most significantly affect the investee's returns.

Note 2: Basis of Presentation (Cont’d)

Basis of consolidation (Cont’d)

All entities comprising the Group were under the common control of the same ultimate beneficial owner (the Founder, Nagano Tomoki) throughout the periods presented in these financial statements. Common control exists where the same ultimate beneficial owner controls all combining entities both before and after the combination, and that control is not transitory. In the case of this Group, the Founder has maintained continuous and uninterrupted control over all entities throughout the periods presented. Control is assessed by reference to beneficial ownership, board composition, and the terms of any nominee or trust arrangements. Business combinations under common control are excluded from the scope of IFRS 3 Business Combinations (IFRS 3.2(c)). In the absence of an IFRS that specifically applies, the Group has developed an accounting policy in accordance with IAS 8.10–12 and applied the predecessor cost method.

Under the predecessor cost method, the consolidated financial statements are presented as if the Group had always been in its current structure from the beginning of the earliest comparative period presented. All subsidiaries — including Hiroki Global Co. Ltd., which was not legally within the ISB subgroup prior to 1 May 2025 — are included throughout, on the basis that all entities were under the Founder's common control throughout those periods. There is no recognition of fair value adjustment or goodwill or gain on bargain purchase on any step of the Reorganization. The assets and liabilities of all combining entities are recognized at their pre-existing carrying amounts (predecessor carrying amounts). No fair value adjustments are made to any asset or liability of the combining entities.

In the Company's standalone financial statements, the cost of investment in each subsidiary is recorded at the nominal value of the shares issued as consideration. In the consolidated financial statements, this investment is eliminated against the subsidiaries' equity as part of the consolidation process.

Merger reserve is recognized when the net assets of the combining entities recognized at predecessor carrying amounts exceeded the nominal consideration given by the Company. The merger reserve is not distributable.

The results of all subsidiaries are included in the consolidated income statement for the entire periods presented, as if the Group had always been in its current structure. The Company's own costs (principally holding company and listing preparation costs) are included from 28 March 2025, being the date of the Company's incorporation, as the Company had no existence or activity prior to that date.

All intragroup transactions, balances, income, and expenses are eliminated in full on consolidation. Intragroup losses are also eliminated, except to the extent that the transaction provides evidence of an impairment of the asset transferred, in which case the loss is recognised in the consolidated financial statements. Where necessary, adjustments are made to the financial statements of a subsidiary to ensure consistency of accounting policies with those of the Group before consolidation.

Functional and presentation currency

The functional currency of the Company is United States Dollar (“USD”), being the currency of the primary economic environment in which they operate. The functional currency of the subsidiaries is Japanese Yen (“JPY”), being the currency of the primary economic environment in which they operate. The consolidated financial statements are presented in United States Dollars (“USD”), which is the presentation currency of the Group.

Note 2: Basis of Presentation (Cont’d)

Functional and presentation currency (Cont’d)

For the purpose of presentation in USD, assets and liabilities are translated at the closing rate at the reporting date, while income and expenses are translated at the exchange rates at the dates of the transactions, or average rates where these approximate actual rates. Resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve.

The translations of Japanese yen amounts into U.S. dollar amounts have been made at the following rates:

Balance sheet items, except for equity accounts:

•	¥156 to $1 the approximate rate of exchange at period ended November 30, 2025; and
•	¥158 to $1 the approximate rate of exchange at period ended May 31, 2026.

Items in the statements of operations and comprehensive income, and statements of cash flows:

•	¥149 to $1 the approximate rate of exchange at period ended May 31, 2025; and
•	¥157 to $1 the approximate rate of exchange at period ended May 31, 2026.

All financial information presented in USD have been rounded to the nearest dollar, unless otherwise stated.

Basis of going concern

The directors have reviewed the Group's financial projections, cash flow forecasts, and available financing for a period of not less than twelve months from the date of approval of these financial statements. Having performed this assessment, the directors are satisfied that the Group has adequate resources to continue as a going concern for the foreseeable future. These financial statements have accordingly been prepared on the going concern basis.

Note 3. Material Accounting Policy Information

The Group applies the material accounting policy information set out below, consistently throughout all periods presented in the consolidated financial statements unless otherwise stated.

•	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The policy of recognition and measurement of impairment losses is in accordance with Note 3(f).

Note 3. Material Accounting Policy Information

•	Property, plant and equipment

•	Recognition and measurement

Cost includes expenditures that are directly attributable to the acquisition of the assets and any other costs directly attributable to bringing the asset to working condition for its intended use, cost of replacing component parts of the assets, and the present value of the expected cost for the decommissioning of the assets after their use. The cost of self-constructed assets also includes the cost of materials and direct labour. For qualifying assets, borrowing costs are capitalised in accordance with the accounting policy on borrowing costs. All other repair and maintenance costs are recognised in profit or loss as incurred.

When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Property, plant and equipment are derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognised in profit or loss.

•	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognised in the profit or loss as incurred.

•	Depreciation

•	Freehold land is not depreciated. Depreciation is recognised in the profit or loss on straight line basis to write off the cost of each asset to its residual value over its estimated useful life.

Except for freehold land, property, plant and equipment are depreciated based on the estimated useful lives of the assets as follows:

Freehold buildings and renovation	15 to 20 years
Signboard	10 years
Motor vehicles	6 years
Machineries	10 years
Computers and equipment	4 to 5 years

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in property, plant and equipment.

Note 3. Material Accounting Policy Information (Cont’d)

•	Intangible assets

Intangible assets acquired are measured initially at cost. Following initial acquisition, intangible asset is measured at cost less accumulated amortisation and any accumulated impairment losses.

The amortisation period and amortisation method of intangible asset with a finite useful life are reviewed at least at the end of each financial year. Intangible asset is reviewed for impairment whenever there is an indication that it may be impaired.

Software is amortised on a straight-line basis over its estimated useful life of 5 years.

Intangible asset is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. The difference between the net disposal proceeds, if any and the net carrying amounts is recognised in the profit or loss in the year the asset is derecognised.

•	Financial assets

Debt instruments

Financial assets are recognised in the statements of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instrument.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of financial assets not at FVTPL, directly attributable transaction costs. The Group determines the classification of its financial assets at initial recognition, and the categories include trade and other receivables, financial assets at fair value through profit or loss and cash and bank balances.

•	Financial assets at amortised cost

The Group measures financial assets at amortised cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

•	Fair value through other comprehensive income

The Group has not designated any financial assets as FVTOCI.

Note 3. Material Accounting Policy Information (Cont’d)

(c)     Financial assets (Cont’d)

Debt instruments (Cont’d)

•	Financial assets at fair value through profit or loss

Debt instruments that are held for trading as well as those that do not meet the criteria for classification as amortised cost or FVOCI are classified as FVTPL. Movement in fair values and interest income is recognised in profit or loss in the period in which it arises.

•	Inventories

Finished goods are stated at the lower of cost and net realisable value after adequate allowance has been made for all deteriorated, damaged, obsolete or slow-moving inventories.

Cost of manufactured and trading products is determined on weighted average basis respectively. The cost comprises all costs of purchase, costs of conversion, direct labour, other direct costs and related production overheads based on normal operating capacity and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

•	Impairment of financial assets

The Group recognised an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVTPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (“a 12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (“a lifetime ECL”).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Note 3. Material Accounting Policy Information (Cont’d)

•	Impairment of non-financial assets

•	Assets that have an indefinite useful life, such as goodwill or intangible assets not ready to use, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

•	For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units.

•	The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.

•	An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss.

•	Impairment losses recognised in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised. An impairment loss is reversed only to the extent that the asset’s carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to profit or loss in the financial year in which the reversals are recognised.

•	Cash and cash equivalents

•	Cash and cash equivalents comprise cash in hand and cash at bank which are subject to an insignificant risk of changes in value. For the purpose of the statements of cash flows, cash and cash equivalents are presented net of bank overdrafts and pledged deposits, if any.

•	Share capital

•	Ordinary shares are classified as equity. Incremental transaction costs directly attributable to the issuance of new equity instruments are recognised as a deduction from equity, net of any tax effects.

•	Where the Company repurchases its own shares, the consideration paid — including any directly attributable transaction costs — is recognised as a deduction from equity. No gain or loss is recognised in profit or loss on the repurchase, reissuance, or cancellation of treasury shares. Repurchased shares are presented as a separate deduction within equity until they are cancelled or reissued.

Note 3. Material Accounting Policy Information (Cont’d)

•	Revenue recognition

•	Revenue from contracts with customers

•	Revenue is recognised when the Group satisfied a performance obligation (“PO”) by transferring a promised good or services to the customer, which is when the customer obtains control of the good or service. A PO may be satisfied at a point in time or over time. The amount of revenue recognised is the amount allocated to the satisfied PO.

•	The Group recognises revenue from the sales of goods and services rendered. Revenue from sale of goods is recognised when control of the products has transferred, and the payment terms can be identified, and it is probable that the Group will collect the consideration to which it will be entitled to in exchange of those goods or services, being at the point the customer purchases the goods.

•	Revenue is recognised based on the price specified in the contract net of the rebates, discounts and taxes. Payment of the transaction price is due after credit term of 30 days from the point the customer purchases the goods.

•	It is the Group’s policy to sell its products to the end customer with a right of return within 14 days. The Group uses its accumulated historical experience to estimate the number of returns using the expected value method. It is highly probable that a significant reversal in the cumulative revenue recognised will not occur given the consistent level of returns over previous years. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date. No contract liability (refund liability) nor the right to the returned goods are recognised for the products expected to be returned as the return rate is assessed to be insignificant, based on accumulated experience of the Group.

•	Other revenue and income

Revenue and income from other sources are recognised as follows:

Rental income

Rental income is recognised on a straight-line basis over the tenure of the lease.

Interest income

Interest income is recognised on an accrual basis using the effective interest method.

Note 4: Property, plant and equipment

	Land	Freehold buildings, renovation and signboard	Machineries	Motor vehicles	Computers and equipment	Total
	USD	USD	USD	USD	USD	USD
Cost
At 1 December 2024	329,213	461,434	102,089	239,618	11,712	1,144,066
Addition	-	-	-	84,944	-	84,944
Disposal	-	-	-	(50,050)	-	(50,050)
Written off	-	(22,757)	-	-	-	(22,757)
Currency translation differences	(13,310)	(17,714)	(4,128)	(11,132)	(474)	(46,758)
At 30 November 2025	315,903	420,963	97,961	263,380	11,238	1,109,445
Addition	-	-	11,005	-	808	11,813
Currency translation differences	(4,030)	(5,370)	(1,321)	(3,360)	(149)	(14,230)
At 31 May 2026	311,873	415,593	107,645	260,020	11,897	1,107,028

Accumulated depreciation
At 1 December 2024	-	92,551	33,518	148,451	4,519	279,039
Addition	-	24,736	10,219	38,338	2,419	75,712
Disposal	-	-	-	(34,062)	-	(34,062)
Written off	-	(7,770)	-	-	-	(7,770)
Currency translation differences	-	(4,445)	(1,778)	(6,179)	(283)	(12,685)
At 30 November 2025	-	105,072	41,959	146,548	6,655	300,234
Addition	-	10,516	5,050	18,736	914	35,216
Currency translation differences	-	(1,408)	(568)	(1,989)	(91)	(4,056)
At 31 May 2026	-	114,180	46,441	163,295	7,478	331,394

Note 4: Property, plant and equipment (Cont’d)

	Land	Freehold buildings, renovation and signboard	Machineries	Motor vehicles	Computers and equipment	Total
	USD	USD	USD	USD	USD	USD
Carrying amount
Audited
At 30 November 2025	315,903	315,891	56,002	116,832	4,583	809,211
Unaudited
At 31 May 2026	311,873	301,413	61,204	96,725	4,419	775,634

Note 5: Intangible Asset

Software
USD
Cost
At December 1, 2024	105,206
Currency translation differences	(4,254)
At November 30, 2025/December 1, 2025	100,952
Currency translation differences	(1,884)
At 31 May 2026	99,068

Accumulated depreciation
At December 1, 2024	66,369
Charged for the financial period	19,029
Currency translation differences	(3,471)
At November 30, 2025/December 1, 2025	81,927
Charged for the financial period	6,822
Currency translation differences	(1,089)
At 31 May 2026	87,660

Carrying amount
Audited
At November 30, 2025	19,025
Unaudited
At 31 May 2026	11,408

	Period ended	Year ended
	May 31, 2026	Nov 30, 2025
	Unaudited	Audited
	USD	USD
Depreciation charge for financial period/year	6,822	19,029

Note 6: Right-of-Use Assets

USD
Cost
At December 1, 2024	595,918
Addition	15,446
Lease modification	119,844
Written off	(56,455)
Termination	(150,292)
Currency translation differences	(21,136)
At November 30, 2025/December 1, 2025	503,325
Currency translation differences	(6,421)
At 31 May 2026	496,904

Accumulated depreciation
At December 1, 2024	372,326
Addition	123,638
Written off	(56,455)
Termination	(81,408)
Currency translation differences	(9,348)
At November 30, 2025/December 1, 2025	348,753
Addition	48,786
Currency translation differences	(4,763)
At 31 May 2026	392,776

Carrying amount
Audited
At November 30, 2025	154,572
Unaudited
At 31 May 2026	104,128

The Group leases buildings for their office, production and hostel for lease terms of between 1 to 5 years.

Note 7: Inventories

	As of	As of
	May 31,	November 30,
	2026	2025
	Unaudited	Audited
	USD	USD
At cost
Merchandise and finished goods	349,605	271,840
Raw materials and supplies	125,092	122,849
	474,697	394,689

Recognised as cost of sales	188,567	402,903

Note 8: Trade receivables

Trade receivables are generally on 30 days term (2025: 30 days). They are recognised at their original invoice amounts which represent their fair values on initial recognition. Other credit terms are approved on a case-by-case basis.

The Group determines that a trade receivable is credit-impaired when the customer is experiencing significant financial difficulty and has defaulted in payments. Unless otherwise demonstrated, the Group generally considers a default to have occurred when the trade receivable is more than 90 days past due. The gross carrying amount of a credit-impaired trade receivable is directly written off when there is no reasonable expectation of recovery. This normally occurs when there is reasonable proof of customer insolvency.

The Group measures the loss allowance for trade receivables at an amount equal to lifetime expected credit losses using the simplified approach in accordance with IFRS 9. Such lifetime expected credit losses are calculated using a provision matrix based on historical observed default rates (adjusted for forward-looking estimates). The following table details the risk profile of trade receivables based on the Group’s provision matrix. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished among the diversity of customer base.

The average credit loss rates were based on the payment profile of revenue over a period of 12 months and the corresponding historical credit losses experienced during the period. The rates were adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Trade receivables that are past due relate to a number of independent customers for whom there is no recent history of default.

	As of	As of
	May 31,	November 30,
	2026	2025
	Unaudited	Audited
	USD	USD
Trade receivables:
Third parties	215,639	27,536
Related party	65,940	247,117
	281,579	274,653
Less: Allowance for impairment losses	(248)	(250)
	281,331	274,403

Note 8: Trade receivables (Cont’d)

The reconciliation of movements in the impairment loss of trade receivables is as follows:

	Period ended	Year ended
	May 31,	November 30,
	2026	2025
	Unaudited	Audited
	USD	USD
At beginning of financial period/year	250	220
Charge for the financial period/year	-	261
Reversal during the financial period/year	-	(220)
Currency translation differences	(2)	(11)
At end of financial period/year	248	250

The aged analysis of trade receivables as at the end of the reporting period:

	Gross amount	Loss allowance	Net amount
	USD	USD	USD
Unaudited
As of May 31, 2026
Not past due
Current	214,674	-	214,674
Past due
30 days	13,947	-	13,947
60 days	4,449	-	4,449
More than 90 days	48,509	(248)	48,261
	281,579	(248)	281,331

Audited
As of November 30, 2025
Not past due
Current	188,042	-	188,042
Past due
30 days	57,350	-	57,350
60 days	1,475	-	1,475
More than 90 days	27,786	(250)	27,536
	274,653	(250)	274,403

Note 9: Other Receivables

		Gross amount	Loss allowance	Net amount
	Note	USD	USD	USD
Unaudited
As of May 31, 2026
Non-current
Long term loan receivable		-	-	-
Deposit
Guarantee deposit		28,107	-	28,107
Security deposit		50,016	-	50,016
Rental deposit		19,773	-	19,773
Prepayment		6,336	-	6,336
		104,232	-	104,232

Current
Other receivables	(a)	1,248,254	(150,916)	1,097,338
Consumption tax		116,536	-	116,536
Prepayment		1,071,229	-	1,071,229
		2,436,019	(150,916)	2,285,103

Total		2,540,251	(150,916)	2,389,335

Audited
As of Nov 30, 2025
Non-current
Long term loan receivable		5,077	-	5,077
Deposit
Guarantee deposit		28,571	-	28,571
Security deposit		50,662	-	50,662
Rental deposit		20,029	-	20,029
Prepayment		7,234	-	7,234
		111,573	-	111,573

Current
Other receivables		546,635	(169,669)	376,966
Consumption tax		7,410	-	7,410
Prepayment		707,412	-	707,412
		1,261,457	(169,669)	1,091,788

Total		1,373,030	(169,669)	1,203,361

•	Other receivables comprise mainly listing-related prepayments incurred in connection with the Group’s proposed listing on the Nasdaq Stock Market, including expenses relating to the business combination and listing exercise. These amounts are expected to be utilised or expensed upon completion of the relevant listing-related activities, subject to the nature of the underlying transactions and the applicable accounting requirements.

Note 9: Other Receivables (Cont’d)

The reconciliation of movements in the impairment loss of other receivables is as follows:

	Period ended	Year ended
	May 31, 2026	Nov 30, 2025
	Unaudited	Audited
	USD	USD
At beginning of financial period	169,669	162,362
Charge for the financial period	-	14,470
Currency translation difference	(18,753)	(7,163)
At end of financial period	150,916	169,669

Note 10: Invested share capital

Invested equity represents the aggregate capital contributions of the entities under common control, presented on a combined basis. During the previous financial year, the Group completed a capital reorganization. Consequently, invested equity was reclassified to a merger reserve.

	Number	Share Capital	Number of	Invested Equity	Total
	of shares	USD	shares	USD	USD
Ordinary shares issued and paid up
At December 1, 2024	500	66,828	118	15,772	82,600
Changes in ownership interest in a combined entity	(500)	(66,828)	(118)	(15,772)	(82,600)
Issuance of shares	100,000,000	1,000	-	-	1,000
Share repurchase	(77,950,000)	(780)	-	-	(780)
At November 30, 2025/May 31, 2026	22,050,000	220	-	-	220

Note 11: Merger Reserve

The merger reserve of USD82,600 represents the excess of the ISB Group’s net assets at the date of the reorganisation, recognised at predecessor carrying amounts, over the nominal consideration given. The merger reserve comprises the aggregate of:

(i) the equity of the ISB Subgroup (comprising ISB, AP, and Ras) as at December 1, 2021 being the beginning of the transition period, translated into USD at the applicable opening exchange rate, less the nominal share capital of the Company; and

(ii) The equity of Hiroki as at December 1, 2021, being the beginning of the transition period, translated into USD at the applicable opening exchange rate, included on the basis that Hiroki was under the Founder's common control throughout the relevant period.

The merger reserve is not distributable and does not form part of the Company's retained earnings or reserves available for dividend distribution.

Note 12: Lease liabilities

	As of	As of
	May 31, 2026	Nov 30, 2025
	Unaudited	Audited
	USD	USD
Minimum lease payments
Within one year	99,250	118,227
Later than one year and not later than two years	52,604	88,225
Later than two year and not later than five years	27,687	29,338
Later than five years	-	12,410
	179,541	248,200
Less: Future finance charges	(7,088)	(10,329)
Present value of minimum lease payments	172,453	237,871

Present value of minimum lease payments
Within one year	94,930	112,468
Later than one year and not later than two years	50,929	85,189
Later than two year and not later than five years	26,594	27,804
Later than five years	-	12,410
	172,453	237,871

Note 13: Other payables

	As of	As of
	May 31, 2026	Nov 30, 2025
	Unaudited	Audited
	USD	USD
Current
Other payables	1,279,700	380,865
Accruals	62,659	151,701
Accrued consumption tax	166,419	5,023
Amount owing to directors	239,334	150,048
	1,748,112	687,637

Note 14: Revenue

Reportable segments

	Sales of regenerative medicine and stem cell cosmetics	Import of stem cells raw materials	Manufacturing of healthy foods, daily consumables	Sales and marketing	Total
	USD	USD	USD	USD	USD
Unaudited
1.12.2025 to 31.5.2026
Japan	1,122,337	-	-	-	1,122,337
Hong Kong	20,261	-	-	-	20,261
	1,142,598	-	-	-	1,142,598

Unaudited
1.12.2024 to 31.5.2025
Japan	1,031,782	13	7	52,246	1,084,048
Indonesia	7,002	-	-	-	7,002
	1,038,784	13	7	52,246	1,091,050

The timing of revenue recognition is at a point in time when the goods are delivered and accepted by customers.

Note 14: Revenue (Cont’d)

Concentration of revenue

The Group is principally engaged in the sale of cosmetic products. For the financial period May 31, 2026 and May 31, 2025, the Group derived a significant concentration of its revenue from two major customers, both located in Japan. The following customers individually accounted for 10% or more of the Group's total revenue for the year:

	Period ended		Period ended
	May 31, 2026		May 31, 2025
	Unaudited		Unaudited
	USD	%	USD	%
Customer A	398,105	34.84%	564,170	51.71%
Customer B	80,135	7.01%	104,382	9.57%
Customer C	156,442	13.69%	107,605	9.86%

The three major customers collectively accounted for approximately 55.54% of the Group's total revenue for the financial period ended May 31, 2026 and 71.14% for the financial period ended May 31, 2025. Both customers operate as online retail platforms based in Japan and are third parties with whom the Group has maintained long-standing commercial relationships, cultivated over a number of years and supported by a consistent track record of product quality, timely delivery and collaborative brand development. The Directors consider these relationships to be stable and strategically important to the Group's continued growth in the Japanese market.

Whilst the Directors acknowledge the customer and geographic concentration risk this presents, they are actively managing and reducing this risk through the following strategic initiatives.

The Group has been engaged in original design manufacturing ("ODM") and original equipment manufacturing ("OEM") activities and continues to expand this capability by onboarding additional customers, deepening its integration across the Japanese market and diversifying its customer base beyond the two major platform customers.

The Group has made sustained investments in research and development to build a portfolio of owned proprietary skincare and cosmeceutical brands, strengthening product differentiation and supporting margin expansion. The Group markets its own brand product through its own direct-to-consumer online platform providing an independent channel to reach end consumers directly for brand positioning.

The Group is also actively pursuing expansion into international markets through collaboration with established local partners in selected target markets.

Note 15. Related Party Disclosures

•	Identifying related parties

For the purposes of these financial statements, parties are considered to be related to the Group or the Company if the Group or the Company has the ability, directly or indirectly, to control or joint control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group or the Company and the party are subject to common control. Related parties may be individuals or other entities.

Related parties also include key management personnel defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group either directly or indirectly. The key management personnel comprise the directors and key management personnel of the Group, having authority and responsibility for planning, directing and controlling the activities of the Group entities directly or indirectly.

•	Significant related party transactions

Related party transactions have been entered into in the normal course of business under normal trade. In addition to the related party balances disclosed elsewhere in the financial statements, the significant related party transactions of the Group and the Company are as follows:

	Period ended	Period ended
	May 31, 2026	May 31, 2025
	Unaudited	Unaudited
	USD	USD
Transactions with a related company:
Sales	35,451	38,534

Note 16. Financial Instruments

•	Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The principal accounting policies in Note 3 describe how the classes of financial instruments are measured, and how income and expense, including fair value gains and losses, are recognised.

Note 16. Financial Instruments (Cont’d)

•	Classification of financial instruments (Cont’d)

The following table analyses the financial assets and liabilities in the statements of financial position by the class of financial instruments to which they are assigned, and therefore by the measurement basis:

	As of	As of
	May 31, 2026	Nov 30, 2025
	Unaudited	Audited
	USD	USD
At amortised cost
Financial assets
Trade receivables	281,331	274,403
Other receivables	1,311,770	488,715
Cash and bank balances	25,565	124,764
	1,618,666	887,882

Financial liabilities
Trade payables	73,438	25,129
Other payables	1,748,112	687,637
Lease liabilities	172,453	237,871
	1,994,003	950,637

•	Financial risk management objectives and policies

The Group standardised financial risk management policy is to ensure that adequate financial resources are available for the development of the Group whilst managing its financial risks, including credit risk, liquidity risk, foreign currency risk and interest risk. The Group operates within clearly defined guidelines that are approved by the Board and the Parent’s policy is not to engage in speculative transactions.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objective, policies and processes for the management of these risks.

•	Credit risk

Financial assets that are primarily exposed to credit risks are trade and other receivables, inter-company balances and cash and bank balances.

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Group’s exposure to credit risk arises principally from the inability of its customers to make payments when due.

The carrying amounts of the financial assets recorded on the consolidated statements financial position at the end of the reporting period represent the Group’s maximum exposure to credit risk.

Note 16. Financial Instruments (Cont’d)

•	Financial risk management objectives and policies (Cont’d)

•	Credit risk (Cont’d)

Concentration of credit risk

As at the reporting date, the Group’s top 3 customers accounted for approximately 64.67% of total trade receivables (November 30, 2025: 2 customers of 58.13%). The Group continuously monitors the creditworthiness of these customers and manages the associated credit risk through ongoing review of outstanding balances and collection performance.

While the Group has established relationships with these customers, any adverse changes in their financial position may have a material impact on the Group’s cash flows and financial position.

•	Liquidity risk

Liquidity risk refers to the risk that the Group and the Company will encounter difficulty in meeting its financial obligations as they fall due. The Group’s and the Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.

The Group’s and the Company’s funding requirements and liquidity risk are managed with the objective of meeting business obligations on a timely basis. The Group and the Company finance its liquidity through internally generated cash flows.

Note 16. Financial Instruments (Cont’d)

•	Financial risk management objectives and policies (Cont’d)

•	Liquidity risk (Cont’d)

Analysis of financial instruments by remaining contractual maturities

The table below summarises the maturity profile of the Group’s and the Company’s financial liabilities at the end of the reporting period based on undiscounted contractual payments:

	Weighted average effective interest rate	Total carrying amount	On demand or within 1 year	2 to 5 years	More than 5 years	Total undiscounted cash flow
	%	USD	USD	USD	USD	USD
Unaudited
As of May 31, 2026
Non-interest bearing:
Trade payables	-	73,438	73,438	-	-	73,438
Other payables	-	1,508,778	1,508,778	-	-	1,508,778
Amount due to directors	-	49,868	49,868	-	-	49,868
		1,632,084	1,632,084	-	-	1,632,084
Interest bearing:
Lease liabilities	1.1 - 7.0	172,453	99,250	80,291	-	179,541
Amount due to directors	1.1	189,466	208,413	-	-	208,413
		361,919	307,663	80,291	-	387,954

		1,994,003	1,939,747	80,291	-	2,020,038

Note 16. Financial Instruments (Cont’d)

•	Financial risk management objectives and policies (Cont’d)

•	Liquidity risk (Cont’d)

Analysis of financial instruments by remaining contractual maturities (Cont’d)

The table below summarises the maturity profile of the Group’s and the Company’s financial liabilities at the end of the reporting period based on undiscounted contractual payments: (Cont’d)

	Weighted average effective interest rate	Total carrying amount	On demand or within 1 year	2 to 5 years	More than 5 years	Total undiscounted cash flow
	%	USD	USD	USD	USD	USD
Audited
As of November 30, 2025
Non-interest bearing:
Trade payables	-	25,129	25,129	-	-	25,129
Other payables	-	537,588	537,588	-	-	537,588
Amount due to directors	-	22,105	22,105	-	-	22,105
		584,822	584,822	-	-	584,822
Interest bearing:
Lease liabilities	1.1 – 7.0	237,871	118,227	117,563	12,410	248,200
Amount due to directors	1.1	127,943	129,350	-	-	129,350
		365,814	247,577	117,563	12,410	377,550

		950,636	832,399	117,563	12,410	962,372

Note 16. Financial Instruments (Cont’d)

b. Financial risk management objectives and policies (Cont’d)

•	Foreign currency risk

All operating entities of the Group are incorporated and domiciled in Japan, with Japanese Yen (“JPY”) as their functional currency. The Group’s results, financial assets and liabilities are predominantly denominated in JPY and, accordingly, the Group has minimal exposure to foreign currency risk arising from transactions denominated in currencies other than JPY.

The Group is, however, exposed to foreign currency risk arising from the translation of its foreign operations into the Group’s presentation currency. Accordingly, the Group is subject to translation risk arising from movements in the JPY/USD exchange rate. A weakening of JPY against USD would reduce the USD value of the Group’s net assets and earnings when translated for consolidation purposes.

Exchange differences arising on translation are recognised in other comprehensive income and accumulated in the foreign currency translation reserve within equity. These translation differences are not reclassified to profit or loss on disposal of the foreign operations.

•	Interest rate risk

The Group’s exposure to interest rate risk arises mainly from interest-bearing financial instruments, namely a loan from a director and lease liabilities. These instruments bear interest at fixed rates and, accordingly, the Group is not exposed to significant cash flow interest rate risk.

As the Group does not account for its fixed rate financial instruments at fair value through profit or loss, any change in interest rates at the end of the reporting period would not affect its profit or loss (and equity). No disclosure of sensitivity analysis is presented as there is no floating rate instrument outstanding as at end of the financial period/year.

•	Fair values of financial instruments

The carrying amounts of short-term payables and cash and cash equivalents approximate their fair value due to the relatively short-term nature of these financial instruments and insignificant impact of discounting.

•	Policy on transfer between levels

The fair value of an asset to be transferred between levels is determined as of the date of the event or change in circumstances that caused the transfer. There were no transfers between levels during current and previous financial period.

Note 16. Financial Instruments (Cont’d)

•	Fair values of financial instruments (Cont’d)

•	Level 1 fair value

Level 1 fair value is derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value

Level 2 fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value

Level 3 fair values for the financial assets and liabilities are estimated using unobservable inputs.

Note 17. Subsequent Events

Subsequent to the end of the reporting period, on 23 July 2026, Instinct Bio Technical Company Holdings Inc. (formerly known as Relativity Holdings Inc.) completed its business combination with Relativity Acquisition Corp. and acquired all the issued and outstanding equity interests of Instinct Bio Technical Company Inc. in exchange for newly issued ordinary shares of Instinct Bio Technical Company Holdings Inc., with an aggregate equity consideration of approximately US$225 million.

Following the completion of the business combination, Instinct Bio Technical Company Holdings Inc. became the publicly listed parent company, and Instinct Bio Technical Company Inc. became its indirect wholly-owned subsidiary. The ordinary shares and warrants of Instinct Bio Technical Company Holdings Inc. commenced trading on the Nasdaq Stock Market on 24 July 2026 under the ticker symbols “BIOT” and “BIOTW”, respectively.

The business combination and subsequent listing occurred after the reporting period and, accordingly, have not been reflected in the financial statements for the current reporting period. The financial effects of the transaction, where applicable, will be recognised in the subsequent financial reporting period.